AMERICAN SMOOTH WAVE VENTURES, INC.

73726 Alessandro Dr. Suite 103

Palm Desert, CA 92260

January 21, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Smooth Wave Ventures, Inc.
Form AW – Withdrawal of Post Effective Amendment No. 1 to Registration Statement on Form S-1

Registration File No. 333-152849

 Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), American Smooth Wave Ventures, Inc.  (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s Post Effective Amendment No. 1. to the Registration Statement on Form S-1, File No. 333-152849 (the “Registration Statement”).

The Company has determined not to proceed with the updating of the Registration Statement because the purpose of the Post Effective Amendment was to update the filing to permit the selling shareholders which are "affiiliates" to resell without reliance on Rule 144. These affiliated selling shareholders have agreed that any resales will be made only upon compliance with Rule 144, if available.

Please forward copies of the order consenting to the amendment of the Registration Statement to the Company at the above address.

Sincerely,

AMERICAN SMOOTH WAVE VENTURES, INC.

By:      /s/ Neville Pearson

Neville Pearson

Chief Executive Officer